EXHIBIT 99.1

Skylight Health Appoints Mohammad Bataineh as President

TORONTO, Aug. 26, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the appointment of Mohammad Bataineh as the Company’s new President.

  Brings over 25 years of experience working in primary care, healthcare M&A, integrations, legal and operations;
  Will be responsible for management and execution of all internal functions including coordination with clinical, financial, and technology teams;
  Co-Founder Kash Qureshi will shift focus to Corporate Affairs, including Corporate Development, and will retain executive leadership while overseeing the Technology and Data Analytics teams. Mr. Qureshi remains an Executive Member of the Board of Directors;
  Executive leadership team continues to build in experience, leadership, and knowledge, with strong experience executing a national value based primary care model.

“This is a strong and strategic move for the Company as we execute on our pipeline and continue our plan of US expansion of M&A and VBC conversion,” said Prad Sekar, CEO of Skylight Health. “Over the last 5 months, Mohammad has actively had a key hand in executing against our largest acquisition of Rocky Mountain, as well as other acquisitions including ACO partners. He is working to flatten and strengthen our operational infrastructure and brings a level of management that has resonated strongly with our operational teams. His promotion to President represents a major step forward for the Company, and both myself and my co-founder, Kash Qureshi, are honored to welcome Mohammad into this role.”

“Being one of the co-founders and having served as President for the last 8 years, I welcome Mohammad into this role as I turn my attention to the data and analytics focus of our organization,” said Kash Qureshi, co-founder and Chief Corporate Officer at Skylight. “This is a strategic move given our focus on rapid growth across the US primary care market, and the growing level of capacity requirements across the Company.”

As the Company looks forward to rapid expansion, the need to consolidate Operations with all support functions, including Revenue Cycle, Compliance, Contracting, among others, remains a focus. As a result, the Company has removed the Chief Operations Role and will see Paul Kulas depart as part of this change. Operations, along with support functions, will now report directly into the President, and will work in close collaboration with Clinical, Finance and Technology teams. The Company is confident this structure will lead to a more streamlined execution across all national initiatives.

Mohammad Bataineh said, “I look forward to continue strong execution within my new role at Skylight Health, and now as part of the executive leadership team. The entrepreneurial nature of this Company, its team, and leadership style is what I believe will truly differentiate us from other players in this space. We are moving at such a rapid pace as we look to accelerate and scale our model through VBC conversion, the acquisition of more practices, and de novo sites. I will draw on my experience to drive this organization forward and bring increased value for all our stakeholders.”

Grant of Employee Options
The Company has granted Mohammad Bataineh a total of 156,000 options as part of his new role. In addition, the Company has granted a total of 216,000 options to other members of the organization as part of its quarterly option grant for new and current employees of the organization. All options granted were priced at the close of market on August 25, 2021, and will be vested in accordance with the employee option grant program.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

U.S. Investors

John Evans
john.evans@skylighthealthgroup.com
415-309-0230

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

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